UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD CORPORATION

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 254th MEETING OF THE BOARD OF DIRECTORS

1. DATE, TIME and PLACE: September 18th, 2014, 7 pm, at the headquarters of Telefônica Brasil S.A. (“Company”), at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIR AND SECRETARY: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: In view of the attendance of the undersigned members of the Board of Directors (the “Board”), according to article 19, paragraph 4, of the Company’s Bylaws, the meeting has achieved the required quorum for its installation and resolutions.

4. EXPLANATIONS AND RESOLUTIONS:

4.1. Mr. Chairman has clarified that, as it was known to all, after the offer made to Vivendi S.A. (“Vivendi”) regarding the acquisition, by the Company, of the total capital stock of GVT Participações S.A. (“GVTPar”), controlling shareholder of Global Village Telecom S.A. (“Operating GVT”, being GVTPar, together with Operating GVT, herein referred to as “GVT”), Vivendi has granted the Company and Telefónica, S.A. an exclusivity period mentioned in the Material Fact dated August 29th, 2014 for the negotiation of the terms and conditions of the transaction, which has been concluded on this date. Therefore, the terms of the transaction as negotiated have been analyzed and it was approved the execution, by the Officers of the Company, of the Stock Purchase Agreement and Other Covenants addressing the acquisition by the Company of the totality of GVTPar shares, as well as the other related documents, pursuant to the arrangements stemming from the main undertaken obligations, as follows.

(a)    Method of payment of the price. As consideration for the acquisition of GVT shares, as disclosed in the Material Fact of August 28th, 2014, the Company will pay to the Sellers a portion of the price in financial funds and a portion in shares to be issued by the Company, as follows: (i) €4,663,000,000.00 (four billion, six hundred sixty three thousand Euros), to be paid in cash on the closing date, after the adjustments provided for in the Stock Purchase Agreement and Other Covenants (“Cash Portion”), and (ii) the rest to be paid on the closing date, in shares issued by the Company equivalent to 12% common shares and 12% preferred shares of the Company after the merger of the GVTPar shares (“Share Portion”).

TEXT_SP/8561602v3/2523/917

(b)   The implementation of the transaction is subject to obtaining all applicable corporate and regulatory authorizations, including by the Administrative Council for Economic Defense - CADE and by the National Agency for Telecommunications – ANATEL, as well as other few conditions among those usually applicable to this type of transaction.

(c)    The Company may fund the payment of the Cash Portion with a capital increase by public subscription, which terms and conditions will be timely provided by the Board of Directors pursuant to the Bylaws.

(d)   The payment of the Share Portion in shares issued by the Company will be made by a merger of GVTPar shares into de Company, followed by the delivery of common and preferred shares issued by the Company to GVTPar’s shareholders in exchange for the merged GVTPar’s shares, subject to the number of shares to be granted to the Sellers pursuant to the negotiation held between the parties and provided for in the Stock Purchase Agreement and Other Covenants, being the management required to timely define and disclose the other terms and conditions of this merger of shares, after the approval of the transaction by ANATEL and CADE.

(e)   Whereas the acquisition of GVT shares by the Company represents a relevant investment, pursuant to Article 256 of Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporations Law”), such acquisition shall be submitted to the Company’s shareholders, and it shall be timely convened an extraordinary shareholders’ meeting for such purpose, as provided for in the law.

4.2. Finally, the members of the Board have also unanimously approved the Board of Executive Officers of the Company to undertake every and all necessary acts for the implementation of the above resolutions, including the release, by the Company, of Material Fact according to Brazilian Corporations Law, and to Ruling No. 358, of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended, and other communications related to the transaction and the call notice of the General Shareholders’ Meeting with the purpose of increasing the limit of the Company’s authorized capital, pursuant to article 168 of Brazilian Corporations Law, aiming to make possible the capital increase by resolution of the Board in order to bring greater agility to the transaction, as well as any and all other actions necessary to implement the transaction and to comply with the obligations assumed by the Company according to the agreed terms and the applicable legislation. Additionally, the members of the Board have determine that, given that the resolutions about the transaction described above will entitle right of withdrawal to the dissenting shareholders of the Company, the managers shall timely disclose the terms and conditions for the exercise of such right, including the amount, in accordance with the law.

With nothing further to discuss, this meeting was closed, and these minutes were drawn up by the Secretary of the Board, which were approved and signed by all attending members of the Board, and transcribed in the proper corporate book. São Paulo, September 18th, 2014. (a.a.) Antonio Carlos Valente da Silva – Chairman of the Board; Santiago Fernández Valbuena – Deputy Chairman of the Board; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira; Roberto Oliveira de Lima. Secretary of the Board: Breno Rodrigo Pacheco de Oliveira.

TEXT_SP/8561602v3/2523/917

I hereby certify that this is the true and faithful copy of the minutes of the 254th meeting of the Board of Directors of Telefônica Brasil S.A., held on September 18th, 2014, drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

TEXT_SP/8561602v3/2523/917

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 19, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director